UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

[ ]  Form 10-KSB     [ ]  Form 20-K      [X]  Form 10-Q     [ ]  Form N-SAR

For period ended: December 31, 2004

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:   N/A


                 PART I - REGISTRANT INFORMATION

Full name of registrant:                  Aquentium, Inc.
SEC File No.:                             000-23402
Address of principal executive office:    31500 Grape Street, Suite 3401
City, state and zip code:                 Lake Elsinore, California  92532


               PART II  - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                      PART III  - NARRATIVE

Data and other information regarding certain material operations of the company, as well as its financial statements for the quarterly period ended December 31, 2004, are not currently available and could not be made available without unreasonable effort and expense.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Mark Taggatz            (951) 244-1988

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ ] Yes     [X] No


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Aquentium, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.

                                          /s/ Mark Taggatz
Date:  February 14, 2005              By:________________________________
                                         Mark Taggatz
                                         President, CEO and Director